Exhibit G

Heads of Agreement

This Heads of Agreement (the "Agreement") is entered into on 16 October 2017 and sets out the terms of which Golden Ocean Group Limited's ("GOGL") nominated affiliates (the "Buyers") shall acquire the two 2016 Daehan-built capsize vessels Sea Behike (IMO no. 9722417) and Sea Monterrey (IMO no. 9722429), both registered under the Marshall Island flag (the "Vessels", each a "Vessel"), from Dedalos Shipowning Inc. and Ikaros Shipowning Inc. respectively (the "Sellers"), both being affiliated entities of Hemen Holding Limited ("Hemen").

1.	The Transaction

The Sellers shall sell, and the Buyers shall acquire the Vessels at USD 43 million per Vessel (the "Purchase Price"), i.e. total aggregate purchase price being USD 86 million.

2.	Settlement of the Purchase Price

The Purchase Price shall be settled as follows:

●
50% of the Purchase Price shall be settled by Sterna Finance Ltd. or another affiliate of Hemen providing a non-amortizing loan with maturity three years after completion of the Transaction with an interest rate of LIBOR + 3.0% (the "Loan"). Interest on the loan will be repaid quarterly in arrears.  The loan will be guaranteed by Golden Ocean Holdings Limited on behalf of the Buyers.

●
GOGL will on or about the date hereof carry out an equity offering in the vicinity of USD 100 million (the "Equity Offering"). A portion of the Purchase Price shall be settled in-kind, by GOGL issuing a number of shares in the Equity Offering to Hemen so that Hemen and affiliated company Farahead Investments Inc. retains an aggregate ownership share of 34.2% in GOGL upon completion of the Equity Offering (the "In-kind Consideration Shares"). The value of the In-kind Consideration Shares shall equal the purchase price per share set in the part of the Equity Offering that is placed with investors in the market.

●	The remaining part of the Purchase Price shall be settled in cash.

3.	Completion of Transaction

For each of the Vessels, the Purchase Price shall be settled and title to the Vessel shall transfer to the relevant Buyer at the first port free of cargo following completion of the part of the Equity Offering placed with investors in the market, but not before November 1 2017.

4.	Transaction Documents

The parties shall enter into long-form contract documents for the Transaction (memorandums of agreements, loan agreement and other relevant transaction documents). These contract documents shall be based on the contract documents entered into in connection with GOGL-subsidiaries' acquisition of the panamax vessels "Golden Amber" and "Golden Opal" in June 2017.

5.	Binding agreement

This Agreement is a binding agreement, and the parties shall do such things as required and necessary to give effect to this Agreement, including entering into and procuring its affiliates to inter into the relevant long-form contract documents for the Transaction.  Notwithstanding the foregoing, GOGL's obligation to complete the Transaction shall be conditional upon the Equity Offering being successfully placed and the Loan being provided as agreed herein.

6.	Governing law and disputes

This Agreement including its validity shall be governed by and construed in accordance with the laws of Norway.

Any and all disputes arising out of or in connection with this Agreement and/or concerning its validity shall be referred to Norwegian courts, with Oslo City Court as exclusive venue in the first instance.

For and on behalf of Golden Ocean Group Limited	For and on behalf of Hemen Holding Limited
/s/ Birgitte R. Vartdal	/s/ Eirini Santhi Theocharous
Name: Birgitte R. Vartdal	Name: Eirini Santhi Theocharous
Attorney-in-fact For and on behalf of Dedalos Shipowning Inc.	For and on behalf of Ikaros Shipowning Inc.
/s/ Spyros Episkopou	/s/ Spyros Episkopou
Name: Spyros Episkopou	Name: Spyros Episkopou
Director	Director
For and on behalf of Sterna Finance Ltd
/s/ Georgina E. Sousa
Name: Georgina E. Sousa

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